Filed by Ivanhoe Capital Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Commission File No. 001-39845

The following is a transcript of a Bloomberg interview from July 13, 2021.

SES Holdings CEO Qichao Hu on Bloomberg

Critical Mention

Bloomberg

EV battery maker SES is set to go public by merging with Ivanhoe Capital Acquisition in a deal that will value the combined company at about $3.6 billion, Qichao Hu SES founder and CEO, joins us now for more. Thank you so much for being here today. My first question is why now, why is now the time to go to the public markets?

Qichao Hu, SES Holdings

Because the global mega trend is, is quite exciting, every country, every major car company is moving away from internal combustion engine to EV and we have to compete and in order to compete, we have to attract talent and have a bigger platform so now's the time to do this SPAC.

Bloomberg

So where do you put the capital to work, how do you do that?

Qichao Hu, SES Holdings

Yeah, a couple of things. We do have several projects with car companies like General Motors and Hyundai, and then the funding will go into building and pre-production facilities in Boston, Shanghi and also Seoul and also hiring talent. Also building a larger and much more complete ecosystem and supply chain.

Bloomberg

You mentioned the partnerships you have with Hyundai, GM and others. Are you looking to expand that to any other car makers?

Qichao Hu, SES Holdings

Yes, yes. So, currently it's GM, Hyundai, we're also working with Chinese OEMs Japanese OEMs and German OEMs. Definitely. It's a global mega trend, and we plan to work with all the major car companies, absolutely.

Bloomberg

Alright, I'll get back to your business in a moment, I just want to ask you first, why you picked a SPAC and why you think Ivanhoe picked you because it was looking at a number of battery makers.

Qichao Hu, SES Holdings

Yes, I think, on our side, we didn't really want to do a SPAC, but then there was a lot of serendipity when Ivanhoe showed up. And Ivanhoe is very different from other SPACs in that Ivanhoe is a leader in the supply of copper and nickel, very important materials, raw materials for the battery industry so there is a lot of strategic fit with Ivanhoe. And also, in terms of why they pick us, it was very simple. They basically asked us to send samples to third parties, and then we come out on top in terms of third party tested data. We came out the best.

Bloomberg

Well, and let's talk about the product you made that maybe made you attractive to Ivanhoe, lithium metal batteries, how are they different?

Qichao Hu, SES Holdings

Yes. Right, right. So today's batteries used in EV’s today are lithium ion, and they do not have lithium metal they use either carbon or a mix of carbon and silicon as, as the general material. What we do is we replace the carbon, silicon, with a lithium metal now lithium metal is the lightest metal on the periodic table that makes the battery, much lighter and smaller.

Bloomberg

So how do you think that positions you to compete because yes the EV market and the battery market is growing but it is also getting more and more crowded?

Qichao Hu, SES Holdings

Yes. And I think we are. We have strong capability because one; among all the next generation battery technologies, we are the only one that has demonstrated third party testing data; energy, density, fast charge, discharge, safety, all this had been validated, number one. Number two, we have very strong partnerships with key global car makers, GM, Hyundai, and more down the road. So that gives us confidence that it's not just this idea in a lab but we can actually compete with the others.

Bloomberg

So how much market share. Do you think you'll eventually be able to capture?

Qichao Hu, SES Holdings

As much as possible. I mean, we're working with American car companies, Korean, Chinese, Japanese, all the leading car companies in those geographies. So I think we will capture a large portion of the market.

Bloomberg

Alright, I just want to ask you a question about inflation because we did get a really hot CPI print here in the US yesterday obviously input prices are going higher, so when it comes to your supply chain, and the cost of raw materials are you facing any issues with that?

Qichao Hu, SES Holdings

Yes. I mean in the EV battery industry eventually comes down to cost and supply chain, and there is a lot of volatility, and there's no way we partner with companies like Ivanhoe also tend to lithium on the lithium side is definitely something that, that we are very sensitive to. And then we have teams in China, Korea to manage the supply chain.

Bloomberg

And is that going to lead to higher prices for your products?

Qichao Hu, SES Holdings

Not necessarily because also at higher scale, that the cost is actually going to come down.

Bloomberg

All right, we'll have to leave it there, but thank you so much for your time today Qichao Hu, SES founder and CEO.

***

Additional Information

This communication relates to the proposed business combination (the “Business Combination”) between Ivanhoe Capital Acquisition Corp. (“Ivanhoe”) and SES Holdings Pte. Ltd. (“SES”). Ivanhoe intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. Ivanhoe will also file other documents regarding the proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Ivanhoe are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed Business Combination. A list of the names of such directors, executive officers, other members of management and employees, and information regarding their interests in the Business Combination will be contained in Ivanhoe’s filings with the SEC, including Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and such information and names of SES’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future and those factors discussed in Ivanhoe's annual report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views as of the date of this communication. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.